SANTA FE FINANCIAL CORPORATION
                         10940 Wilshire Blvd., Suite 2150
                              Los Angeles, CA 90024
                            Telephone: (310) 889-2500
                            Facsimile: (310) 889-2525

Via EDGAR

January 13, 2010

Robert Telewicz
Senior Staff Accountant
Howard Efron
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3010
Washington, D.C. 20549

Re:  Santa Fe Financial Corporation.
     Form 10-KSB for the fiscal year ended June 30, 2008
     File No. 0-06877

Dear Mr. Telewicz and Mr. Efron:

This letter is a supplemental response to your comment letter dated October 1, 2009 regarding the Form 10-KSB for the fiscal year ended June 30, 2008 of Santa Fe Financial Corporation ("Santa Fe" or the "Company"). Our response below corresponds to the comment set forth in your letter. For convenience, we have set forth the comment or question asked prior to our response.


Form 10-KSB for the fiscal year ended June 30, 2008
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Financial Statements
--------------------

Notes to Consolidated Financial Statements
------------------------------------------

Note 1 - Significant Accounting Policies
----------------------------------------

Minority Interest, page 32
--------------------------

1. We note your response to our prior comment one in your correspondence letters dated as of August 24, 2009 and September 25, 2009 and we are unable to agree with your position. It does not appear that the limited partners have a contractual obligation to fund the accumulated deficit in Justice Enterprises, Inc. As such, we continue to believe these losses should be charged to the majority interest in accordance with paragraph 15 of ARB 51. Please revise your financial statements accordingly. Additionally, please upload to Edgar copies of the seven agreements which you provided to the Staff for its consideration in this matter.

RESPONSE:

In response to the Staff's request that the Company upload to Edgar copies of the seven agreements which were previously provided to the Staff for its consideration, we have attached copies of those agreements to this supplemental response for your files.

If you require further information or have further comments, please feel free to call me at my direct number at (310) 889-2511 or you can reach me at my direct facsimile number (310) 496-1606.

Sincerely,

/s/ David T. Nguyen

David T. Nguyen
Treasurer and Controller
Principal Financial Officer

cc:   John V. Winfield
      Michael G. Zybala
      Audit Committee

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